Exhibit 6.2

                                    W3OTC INC

                         EXECUTIVE STOCK INCENTIVE PLAN

1. Purpose:
The Executive Stock Incentive Plan is established to aid W3OTC, Inc., (the "Company") to attract, retain and compensate executive level employees, officers and directors of the Company its parent or subsidiaries, of outstanding ability by enabling and encouraging them to acquire stock ownership in the Company. This plan is intended to comply with the provisions of Rule 701 under the Securities Act of 1933.

2. Administration:
The Plan shall be administered by the Board of Directors (the "Board") and/or by a duly appointed committee of the Board. Any subsequent references to the Board shall also mean the committee if it has been appointed. All questions of interpretation of the Plan or of any Incentives granted under the plan (an "Incentive") shall be determined by the Board, and such determinations shall be final and binding upon all persons having an interest in the Plan and/or any Incentive. Incentives granted under the Plan may take any form including outright grants but should generally require future performance by the beneficiary. Warrants issued under the plan shall be treated as NQSO's. Each type of incentive granted to an individual shall be set forth in a separate agreement.

3. Eligibility:
The Incentives may be granted only to employees (including officers and Directors) of the Company. The Board shall, in its sole discretion, determine which persons shall be granted Incentives. Termination as a director shall be deemed to be termination of employment for purposes of applying the provisions of the Plan.

4. Shares Subject to Incentive.
The maximum number of shares which may be issued under the Plan in any one year shall be limited to 10% of the number of common shares outstanding at the beginning of the Company's fiscal year less the number of shares actually awarded in all prior years under the Plan; all subject to adjustment as provided in the Company's Incentive Stock Option Plan.

In the event that any outstanding Incentive for any reason expires or is terminated, the shares of Common stock allocable to the unexercised portion of such Incentive may again be subjected to Incentive. The Company may grant an SAR in tandem with a NQSO, in which case the exercise of either the Incentive or the SAR reduces the number of shares subject to the other by a like number of shares.

5. Terms, Conditions and Form of Incentives.
Subject to the provisions of the Plan, the Board shall determine for each Incentive (which need not be identical) the number of shares for which the Incentive shall be granted, the Incentive price of the Incentive, the exercisability of the Incentive, whether the Incentive is a nonqualified stock option, an incentive stock option or a stock appreciation right and all the terms and conditions of the Incentive. Incentives granted pursuant to this Plan shall be evidenced by written agreements specifying the number of shares covered thereby, in such forms as the Board shall from time to time establish, which agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the terms and conditions included in the Company's Incentive Stock Option Plan.

6. The above constitutes the Company's Executive Stock Incentive Plan.